ASX/Media RELEASE	24 January 2007

pSivida appoints Boston based Managing Director

Dr. Roger Brimblecombe retires as Non-executive Chairman and is replaced by Dr. David J. Mazzo

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that Dr Paul Ashton has been appointed Managing Director of pSivida Limited effective immediately and will be located at the pSivida head office in Boston, MA. Dr. Ashton’s appointment is part of the program of consolidation of management and increased focus of operations instituted by the Board of Directors.

Concurrently, Dr. Roger Brimblecombe, the Chairman of the Board of Directors, will retire from service to pSivida. Dr. Brimblecombe had agreed to postpone his retirement from the Board last year to accept the roles of Acting Executive Chairman and Acting Chief Executive Officer on a temporary basis. With the aforementioned appointment of Dr. Ashton as Managing Director and the election of Dr. David J. Mazzo as a successor Chairman of the Board, Dr. Brimblecombe’s planned departure may now be effected.

Dr. Ashton’s appointment follows the announcement in late December 2006 that the Company had entered into an exclusive three months negotiation with a large global pharmaceutical company to license pSivida’s drug delivery technologies in a significant market opportunity. Dr. Ashton was most recently the Company’s Executive Director of Strategy and formerly President, Chief Executive Officer and a Director of Control Delivery Systems, the Boston based drug delivery company pSivida acquired in January 2006. He received a B.Sc in chemistry from Durham University, England, and a Ph.D. in pharmaceutical science from the University of Wales.

Dr. Mazzo will assume his new role as Non-executive Chairman of the Company effective immediately. He is currently President and CEO of Chugai Pharma USA, a subsidiary of Chugai Pharmaceutical Company Limited (Japan), a part of the Roche group of companies. Dr. Mazzo is recognized for his strong scientific and regulatory expertise and broad technical and managerial experience gained from working in a variety of multi-cultural and multi-lingual environments in the USA, Europe and Asia. He has served as a member of the Nasal Drug Products subcommittee of the FDA Advisory Committee for Pharmaceutical Science and presently serves as an advisor to or a Director of a number of academic and publicly traded organisations.

These appointments, together with the recent re-appointment of Dr. Roger Aston as a Non-executive Director to the pSivida Board, are expected to facilitate the various funding and licensing initiatives that are being pursued by the Company. This new leadership team, coupled with the significant steps taken recently to further minimize expenses while focusing on those activities to advance key clinical programmes, are expected to contribute to progress toward building renewed shareholder value in the near term.

-ENDS-

Released by:

pSivida Limited Brian Leedman Director of Investor Relations pSivida Limited Tel: + 61 412 281 780 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing Limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 76 patent families, 95 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This document contains forward-looking statements that involve risks and uncertainties including with respect to the potential licensing of pSivida’s drug delivery technologies to a large global pharmaceutical company; potential market sizes and potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: failure of the company to successfully negotiate and close a license of pSivida’s drug delivery technologies to a large global pharmaceutical company; failure of any license negotiated with a large global pharma to be in a significant market opportunity . Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.